UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            ELBIT VISION SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, Par value NIS1 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  000M375-76-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elbit Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power

Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,160,582 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,160,582 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,160,582 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     14.56%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit Ltd. ("Elbit").

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 2 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,160,582 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,160,582 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,160,582 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     14.56%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 3 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,160,582 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,160,582 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,160,582
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     14.56%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 4 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,351,168 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,351,168 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,351,168
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     15.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 190,586 shares held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for their own account.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 5 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,351,168 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,351,168 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,351,168
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     15.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 190,586 shares held by subsidiaries of CIEH for their own account.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 6 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,351,168 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,351,168 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,351,168
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     15.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit and (iii) 190,586 shares held by subsidiaries of CIEH for their own account.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 7 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,351,168 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,351,168 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,351,168
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     15.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit, (iii) 190,586 shares held by subsidiaries of CIEH for their own account.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 8 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,351,168 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,351,168 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,351,168
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     15.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit, (iii) 190,586 shares held by subsidiaries of CIEH for their own account.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 9 of 38 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            4,351,168 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        4,351,168 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,351,168
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     15.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


(*) This amount includes (i) an aggregate of 1,512,939 shares that may be acquired upon exercise of securities, as described in Item 6 below, (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit, (iii) 190,586 shares held by subsidiaries of CIEH for their own account.

(**) Excludes shares beneficially owned by other shareholders who have entered into the shareholders agreements with Elbit described in Item 6 below. The Reporting Persons disclaim beneficial ownership of such shares.


                              Page 10 of 38 pages

Item 1. SECURITY AND ISSUER

     The class of securities to which this Statement relates is the common stock, par value NIS1.00 per share (the "Ordinary Shares"), of Elbit Vision Systems Ltd. (the "Issuer"), an Israeli company with principal executive offices at the New Industrial Park, Bldg #7, Yokneam, Israel.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

          (1) Elbit Ltd., an Israeli private corporation ("Elbit"), with its principal business and principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elbit is a holding company.

          (2) Elron Electronic Industries Ltd., an Israeli public corporation ("Elron"), with its principal business and principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a multinational high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of medical devices, IT telecom, semiconductors and advanced materials. The outstanding shares of Elron are traded on the NASDAQ National Market System and on the Tel Aviv Stock Exchange. As of May 30, 2006, Elron owned all the outstanding shares of Elbit, and is therefore the beneficial owner of the Ordinary Shares owned directly by Elbit, and shares with the other Reporting Persons the power to vote and dispose of the Ordinary Shares owned directly and beneficially by Elbit.

          (3) Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of May 30, 2006, DIC owned directly and through wholly owned subsidiaries approximately 47.6% of the outstanding shares of Elron. By reason of DIC's ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Elron.

          (4) IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of May 30, 2006, IDB Development owned approximately 74.2% of the outstanding shares of DIC. By reason of IDB Development's control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Elron.

          (5) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of May 30, 2006, IDB Holding owned approximately 71.8% of the outstanding shares of IDB Development. By reason of IDB Holding's control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Elron.

          The following persons may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above:

          (6) Mr. Nochi Dankner, whose address is 3 Azrieli Center, the Triangular Tower, 44th floor, Tel-Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

          (7) Mrs. Shelly Bergman, whose address is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv 69697, Israel. Her present principal occupation is director of companies

          (8) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon 56526, Israel. Her present principal occupation is director of companies.

          (9) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle 72102, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.


                              Page 11 of 38 pages

          As of May 30, 2006 -

          Nochi Dankner (together with a private company controlled by him) and Shelly Bergman own approximately 57.1% and 13.4% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owns through an intermediary private company all the outstanding shares of Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which in turn has owned since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. One of Ganden Holdings' other shareholders, owning in the aggregate approximately 1.8% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Zehava Dankner, the mother of Nochi Dankner and Shelly Bergman, is a director of IDB Holding, IDB Development and DIC and Nochi Dankner is a direcor of Elron as well.

          Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC and Dori Manor is a director of Elron as well.

          Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. As of February 13, 2006, Avraham Livnat's son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC and another son of Avraham Livnat, Shay Livnat, is a director of IDB Development and Elron.

          Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the "Shareholders Agreement") with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party to the Shareholders Agreement, including (i) a right of "first opportunity" whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (ii) a "tag along" right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iii) a "drag along" right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (iv) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (v) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003, which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.


                              Page 12 of 38 pages

          Ganden, Manor and Livnat pledged their shares of IDB Holding to a financial institution as collateral for the repayment of loans borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lender may realize the pledges and also may accelerate the repayment of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lender's consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lender's consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lender's opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lender's opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

          By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by Elron.

          In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 11.4% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

          In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned directly approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

          In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons referred to in (6), (7), (8) and (9) above are citizens of Israel.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable. This filing is being made in connection with Ordinary Shares beneficially held by the Reporting Persons the ownership of which was previously reported under Form 13G and is being made to reflect the change in control with respect to IDB Holding that occurred in 2003.


                              Page 13 of 38 pages

Item 4. PURPOSE OF TRANSACTION

     None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

     If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares held by them.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     As of May 30, 2006:

          Elbit beneficially owns an aggregate of 4,160,582 Ordinary Shares (including an aggregate of 1,512,939 Ordinary Shares which it has the right to acquire as described in Item 6 below), constituting approximately 14.56%, of the Issuer's outstanding Ordinary Shares. Elron beneficially owns these shares as a result of Elbit being a wholly owned subsidiary of Elron. DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares.

          IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares and also of 190,586 Ordinary Shares held by subsidiaries of CIEH for their own account, or a total of 4,351,168 Ordinary Shares, constituting approximately 15.23%, of the Issuer's outstanding Ordinary Shares.

          IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owners of, and to share the power to vote and dispose of, the 4,351,168 Ordinary Shares referred to above, constituting approximately 15.23%, of the Issuer's outstanding Ordinary Shares.

     The percentages stated above were calculated based on 28,570,272 Ordinary Shares advised by the Issuer to be outstanding as of June 15, 2006.

     The Reporting Persons disclaim beneficial ownership of any Ordinary Shares owned by the other parties to the Interim Shareholders Agreement or the New Shareholders Agreement (both as defined and described in Item 6 below).

     On April 28, 2006 subsidiaries of CIEH purchased in the over-the-counter market 45,000 Ordinary Shares at a price of $0.65 per Ordinary Share. On May 30, 2006 such subsidiaries of CIEH purchased in the over-the-counter market 28,578 Ordinary Shares at a price of $0.56 per Ordinary Share.

     Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days prior to May 30, 2006.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of May 30, 2006, any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options or rights to purchase such Ordinary Shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to May 30, 2006.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

INTERIM SHAREHOLDERS AGREEMENT

Elbit is party to a shareholders agreement ("Interim Shareholders Agreement") together with Nir Alon, Nir Alon Holdings GmbH, Altro Warenhandels GmbH and M.S. Master Investments (2002) Ltd. pursuant to which the members of the Board of Directors of the Issuer (the "Board") shall be initially appointed as follows:

Number of Directors         Nominated By

      two                   Nir Alon
      one                   Elbit Ltd.
      one                   M.S. Master Investments (2002) Ltd.
      one                   The parties to the Interim Shareholders Agreement
                            and who shall be initially David Gal.


                              Page 14 of 38 pages
      subject to certain ownership threshold requirements and conditions set forth in the New Shareholders Agreement described below. Should David Gal no longer serve as Chairman of the Board, the remaining director shall be appointed by the majority of the Board and one of the directors nominated by Nir Alon shall serve as Chairman of the Board.

     In addition, the Interim Shareholders Agreement requires any shareholder party wishing to sell or otherwise transfer Ordinary Shares to a person who is not a permitted transferee to (a) first make an offer to the other shareholder parties and (b) permit other shareholders to "tag along" in such sale or transfer on the same terms and conditions.

     The above description is qualified in its entirety by reference to the full text of the Interim Shareholders Agreement which is attached hereto as Exhibit 1.

NEW SHAREHOLDERS AGREEMENT

     As a condition to the closing of a convertible loan by M.S.D.N. Real Estate Holdings Ltd. ("MSND") to the Issuer (the "Loan") on February 21, 2006, Elbit signed a new shareholders agreement together with Nir Alon, Nir Alon Holdings GmbH, M.S. Master Investments (2002) Ltd. and MSND ("New Shareholders Agreement") which will only come into effect upon notification by MSND of its effectiveness within 24 months from February 21, 2006 ("Conversion Period").

     After the New Shareholders Agreement becomes effective, if the Loan is converted by MSND, the parties will vote their Ordinary Shares at meetings of shareholders of the Issuer at which members of the Board are to be elected, as follows:

     Number of Directors         Nominated By

     two (one as Chairman)       MSND
     one                         Nir Alon
     one                         Elbit Ltd.
     one                         M.S. Master Investments (2002) Ltd.

     subject to certain ownership threshold requirements set forth in the New Shareholders Agreement.

     Additionally, the parties to the New Shareholders Agreement agreed to vote their Ordinary Shares at meetings of shareholders of the Issuer at which members of the Board are to be elected, if there is no conversion of the Loan and MSND has notified the other parties of the effectiveness of the New Shareholders Agreement within the Conversion Period, as follows:

     Number of Directors         Nominated By

     two (one as Chairman)       Nir Alon
     one                         MSND
     one                         Elbit Ltd.
     one                         M.S. Master Investments (2002) Ltd.

     subject to certain ownership threshold requirements and conditions set forth in the New Shareholders Agreement.

     In addition, such agreement requires any shareholder party wishing to sell or otherwise transfer Ordinary Shares to a person who is not a permitted transferee to (a) first make an offer to the other shareholder parties and (b) permit other shareholders to "tag along" in such sale or transfer on the same terms and conditions.

     The above description is qualified in its entirety by reference to the full text of the New Shareholders Agreement which is attached hereto as Exhibit 2.

WARRANT

On May 14, 2004, the Issuer issued Elbit warrants to purchase 1,512, 863 Ordinary Shares at an exercise price of $0.35 per share until July 16, 2008. This amount includes warrants to purchase 39 Ordinary Shares issued to an inactive subsidiary of Elbit.


                              Page 15 of 38 pages

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -  Form of Warrant

Exhibit 2 -  Shareholders Agreement entered into on February 21, 2006, between
             Elbit Ltd., Nir Alon, Nir Alon Holdings GmbH, Altro Warenhandels GmbH and M.S. Master Investments (2002) Ltd.

Exhibit 3 -  Shareholders Agreement entered into on February 21, 2006, between
             Elbit Ltd., Nir Alon, Nir Alon Holdings GmbH, M.S. Master Investments (2002) Ltd. and M.S.D.N. Real Estate Holdings Ltd.

Exhibit 4 -  Letter Agreement dated June 19, 2006 between Elbit and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Elbit.

Exhibit 5 -  Letter Agreement dated June 19, 2006 between Elron and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Elron.

Exhibit 6 -  Letter Agreement dated June 6, 2006 between IDB Development and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC.

Exhibit 7 -  Letter Agreement dated June 6, 2006 between IDB Holding and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 8 -  Letter Agreement dated June 6, 2006 between Nochi Dankner and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 9 -  Letter Agreement dated June 6, 2006 between Shelly Bergman and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Bergman.

Exhibit 10 - Letter Agreement dated June 6, 2006 between Ruth Manor and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 11 - Letter Agreement dated June 6, 2006 between Avraham Livnat and DIC authorizing DIC to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: June 19, 2006    ELBIT LTD.
                       ELRON ELECTRONIC INDUSTRIES LTD.
                       DISCOUNT INVESTMENT CORPORATION LTD.
                       IDB DEVELOPMENT CORPORATION LTD.
                       IDB HOLDING CORPORATION LTD.
                       NOCHI DANKNER
                       SHELLY BERGMAN
                       RUTH MANOR
                       AVRAHAM LIVNAT

                       BY: DISCOUNT INVESTMENT CORPORATION LTD.

                                    (signed)
                       BY: ______________________________

                       Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Statement on Schedule 13D as Exhibits 4 through 11.


                              Page 16 of 38 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                                   ELBIT LTD.
                              (as of May 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Doron Birger                                    Director              President & Chief Executive Officer of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President &      Vice President & Chief Technology Officer of
3 Azrieli Center, The Triangular Tower 42nd     Chief Technology      Elron Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel                   Officer

Paul Weinberg                                   Director              General Counsel & Corporate Secretary of Elron
3 Azrieli Center, The Triangular Tower 42nd                           Electronic Industries Ltd.
floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       o f
                        ELRON ELECTRONIC INDUSTRIES LTD.
                              (as of May 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Ami Erel                                        Chairman of the       President & Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.


                              Page 17 of 38 pages

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Ari Bronshtein                                  Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Professor Daniel Sipper                         External Director     Professor - Department of Engineering, Tel Aviv
3 Kadesh Barnea Street, Apt. 39                                       University
Tel Aviv 69986, Israel

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France.


     ======================================================================


                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                              (as of May 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.


                              Page 18 of 38 pages

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 19 of 38 pages

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
                              (as of May 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.


                              Page 20 of 38 pages

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB HOLDING CORPORATION LTD.
                              (as of May 30, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors



                              Page 21 of 38 pages

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Director of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


                              Page 22 of 38 pages

                                                                       Exhibit 1

                             SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT (this "AGREEMENT") is entered into as of February 21, 2006, by and between NIR ALON HOLDING GMBH (the "ALON HOLDINGS") with its principal offices at c/o Nir Alon, Altro Warenhandels GmbH, Babenbergerstrasse 9/16-1010 Vienna, Austria, Altro warenhandels GMBH ("ALTRO") with its principal offices at Babenbergerstrasse 9/16-1010 Vienna, Austria, NIR ALON of Babenbergerstrasse 9/16 - 1010 Vienna, Austria ("Alon" and together with Holdings and Altro, the "Alon Shareholder") of Babenbergerstrasse 9/16-1010 Vienna, Austria, ELBIT LTD. ("ELBIT") with its principal offices at 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv, 67023, M.S. Master Investments
(2002) Ltd. ("MS" and together with the Alon Shareholder and Elbit, the "PARTIES") with its principal offices at c/o ScanMaster Systems (IRT) Ltd., 5B Ha'Nagar Street, Neve Ne'eman B, Hod Hasharon, Israel 45800.

     WHEREAS, the parties are party to a Shareholders Agreement, dated March 28, 2001, as amended on September 8, 2004 (the "PREVIOUS AGREEMENT"), relating to their holdings of shares in Elbit Vision Systems Ltd. (the "COMPANY"), which is to be terminated;

     WHEREAS, the parties are party to a Shareholders Agreement with Mivtach-Shamir Holdings Ltd. dated February 21, 2006 (the "NEW SHAREHOLDERS AGREEMENT"), which to date is not in effect and is anticipated to come into effect in the future in accordance with its terms;

     WHEREAS, the parties wish to set forth certain matters regarding their holdings in the Company following the termination of the Previous Agreement and prior to the effectiveness of the New Shareholders Agreement;

     NOW, THEREFORE, the parties hereby agree as follows:

     1. TRANSFER OF SHARES BY THE PARTIES.

     1.1. Any Party (the "SELLING PARTY") wishing to sell or otherwise transfer Ordinary Shares of the Company, to a person or entity who is not a Permitted Transferee, as defined hereinafter, or provided that such sale or transfer is not through the facilities of the NASDAQ National Market or other stock exchange or automatic quotation system, shall be required to first make an offer to the other Parties (each an "OFFEREE"), as set forth below.

     1.2 The Selling Party shall send each Offeree a written offer in which the Selling Party shall specify the following information (the "OFFER"): (i) the number of Ordinary Shares that the Selling Party proposes to sell or transfer (the "OFFERED SHARES"); (ii) a representation and warranty that the Offered Shares are free and clear of all pledges, debts, security interests and other third party interests; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, together with the requested terms of payment thereof.

     The Offer shall constitute an irrevocable offer made by the Selling Party to sell to each Offeree the Offered Shares or to have such Offeree participate in such sale, on a pro rata basis all upon the terms specified in the Offer and as described below.

       For the purpose of this Section 1, the pro-rata portion of each Offeree shall mean a fraction of the Offered Shares of which the aggregate number of shares which are held by such Offeree immediately prior to the Offer, on an outstanding basis, shall be the numerator, and the aggregate number of shares which are held at that time by all the Offerees, on an outstanding basis shall be the denominator.

     1.3 If the Offer specifies that it is contingent upon the purchase of all of the Offered Shares, the Selling Party shall be entitled to refuse to transfer the Ordinary Shares pursuant to the Offer to an Offeree if, following compliance with Section 1.5 below, the Offerees do not wish to purchase all of the Offered Shares.

     1.4 Each Offeree will notify the Selling Party whether it (i) wishes to purchase all or any portion of such Offeree's pro-rata portion of the Offered Shares, (ii) wishes to participate in the sale to the third party, or (ii) does not wish to either purchase the Offered Shares or participate in the sale thereof. Such Offeree response must be received by the Selling Party within ten
(10) days after receipt of the Offer by such Offeree ("OFFEREE'S NOTICE").

     1.5 If the aggregate number of Offered Shares accepted by the Offerees is less than the number of Offered Shares, then the Selling Party shall send a notice to the Offerees who accepted to purchase all the Shares offered to them that shall state the number of Offered Shares for which no acceptances were delivered ("NOTICE OF REMAINING OFFERED SHARES"). The Offerees who received a Notice of Remaining Offered Shares, may exercise an option to purchase any of the Offered Shares for which no acceptances were delivered upon the terms of the Offer. Acceptances for purchasing remaining Offered Shares must be received by the Selling Party within ten (10) days after receipt by the relevant Offerees of the Notice of Remaining Offered Shares.


                              Page 23 of 38 pages

     1.6 If the number of Offered Shares for which there are acceptances, is in the aggregate, equal to the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance.

     1.7 If the number of Offered Shares for which there are acceptances, is in the aggregate, more than the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance, and each Offeree who sent acceptance to the Notice of Remaining Offered Shares (the "ACCEPTING OFFEREE") shall acquire such number of the Remaining Offered Shares that is equal to the Remaining Offered Shares multiplied by a fraction in which the number of shares held by such Accepting Offeree immediately prior to the Offer, on an outstanding basis, shall be numerator, and the aggregate number of shares which are held at that time by all Accepting Offerees on an outstanding basis shall be the denominator.

     1.8 The Offered Shares shall become the property of each Offeree who agreed to purchase the Offered Shares on the terms specified in the Offer, against payment of the consideration as specified in the Offer. If there remain any Ordinary Shares that have not been acquired by an Offeree and the Selling Party has not exercised its right to refuse to transfer any of the Offered Shares pursuant to the Offer (as set forth in Section 2.3), then subject to the Offeree's right under Section 2.9 below, the Selling Party may sell such remaining Ordinary Shares or, if it has exercised its right under Section 2.3, all Offered Shares to a third party, provided that such sale is consummated (i) in a bona fide transaction (ii) at a price that is not lower than that specified in the Offer; (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, all within a 90 day period from the expiry of the ten (10) day period, and (iv) provided that, if the sale is not carried out on the market and the transferee following such purchase will hold shares representing three percent (3%) or more of the Company's issued and outstanding share capital, the transferee of the Offered Shares shall become party to this Agreement and the New Shareholder Agreement.

     1.9 If an Offeree wishes to sell or otherwise transfer any or all of such Offeree's Ordinary Shares together with the Offered Shares being sold by the Selling Party, such Offeree (the "TAG ALONG SHAREHOLDER") shall, during such 10 day period, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this Section 1.9 (the "TAG ALONG NOTICE"). Following the Tag Along Notice, the Tag Along Shareholder shall add to the Ordinary Shares being sold by the Selling Party to such proposed purchaser thereof (the "PROPOSED PURCHASER") that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, on an outstanding basis, as the ratio that the number of the Offered Shares bears to the Selling Party's total number of Ordinary Shares of the Company, on an outstanding basis, and upon the same terms and conditions under which the Selling Party's Ordinary Shares shall be sold.

     In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such Ordinary Shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Ordinary Shares that it proposes to sell to the Proposed Purchaser (in which case, the Selling Party and the Tag Along Shareholder will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company, calculated on an outstanding basis), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

     Notwithstanding the above said, this Section 1.9 shall not apply to sales by MS of its shares of the Company.

     1.10 Notwithstanding the foregoing, the provisions of this Section 1 shall not apply to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees. For purposes of this Agreement, the term "PERMITTED TRANSFEREES" shall mean an entity controlled by, controlling, or under common control with the Selling Party or a family member of such Selling Party. A transferee by operation of law shall not be considered Permitted Transferee.

     Notwithstanding anything set forth above, in the event that a banking institution realizes its pledge over shares of the Company held by a Shareholder and wishes to sell any or all of such shares, the other Shareholder whose shares of the Company are not being sold by such banking institution shall be granted a Right of First Offer with respect to such shares (in accordance with the provisions of Section 1.8 above) but shall not have the Tag-Along Right set forth in Section 1.9 above.


                              Page 24 of 38 pages

     1.11 Notwithstanding anything to the contrary in this Section 1, the Parties acknowledge that Elbit is a party to that certain Formation Agreement dated July 4, 1993, as amended (the "FORMATION AGREEMENT"), whereby Joseph Barath and Hillel Avni (the "OTHER PARTIES"), each a party thereto, are entitled to a right of first refusal with respect to any transfers of Ordinary Shares of the Company by Elbit. Accordingly, the Parties agree that if Elbit proposes to sell or transfer any securities of the Company now or hereafter owned by Elbit to a third party as aforesaid, Elbit shall provide to the Alon Shareholder and MS (collectively, the "CURRENT SHAREHOLDERS") the written notice required under
Section 1.1.1 at the same time as Elbit notifies the Other Parties under the right of first refusal provisions of the Formation Agreement. In the event that the Other Parties exercise such right, Elbit's written notice to the Current Shareholders shall be deemed to be void. However, Elbit shall notify the Current Shareholders of the waiver of the foregoing right by the Other Parties or expiration of the notice period for such Other Parties to fully exercise such right and a failure by both to fully exercise such right (the "ELBIT NOTICE"), in either case within two (2) business days of receipt of such waiver or expiration of such notice period. Within five (5) business days of receipt of the Elbit Notice, the Current Shareholders shall be entitled to exercise his/its option to purchase the Offered Securities either according to his/its Pro Rata Fraction of the Offered Securities or any additional portion of the Offered Securities not taken up in accordance with the provisions of Section 1.1. Failing such option exercise, such option will lapse and the Current Shareholders will be deemed to have forfeited his/its first right of refusal to such Offered Securities.

     2. VOTING AT SHAREHOLDER MEETINGS.

     2.1 At any meeting of the shareholders of the Company at which members of the Company's Board of Directors (the "BOARD") are to be elected, the parties hereby agree to vote or act with respect to their shares and the shares for which they hold a proxy, so as to:

          (a) elect two (2) members of the Board nominated by an Alon Shareholder or any other company controlled by Alon, for as long as the Alon Shareholder holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

          (b) elect one (1) member of the Board nominated by Elbit, for so long as Elbit holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

          (c) elect one (1) member of the Board nominated by MS, for so long as MS holds or, has a proxy to vote the Remaining Shares (as defined below), at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company; and

          (d) elect one (1) member of the Board, who shall also serve as Chairman of the Board, who is mutually agreed upon by the parties hereto, with such member initially being David Gal.

     2.2 Notwithstanding anything to the contrary in this Section 2, in the event David Gal no longer serves as Chairman of the Board, the parties hereby agree to vote or act with respect to their shares and the shares for which they hold a proxy, so as to:

          (a) elect two (2) members of the Board nominated by an Alon Shareholder or any other company controlled by Alon, one (1) of which shall serve as the Chairman of the Board, for as long as the Alon Shareholder holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

          (b) elect one (1) member of the Board nominated by Elbit, for so long as Elbit holds at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company;

          (c) elect one (1) member of the Board nominated by MS, for so long as MS holds or, has a proxy to vote the Remaining Shares, at least one million three hundred thirty eight thousand one hundred eleven (1,338,111) Ordinary Shares of the Company; and

          (d) elect one (1) member of the Board, nominated by a majority of the Board.

     2.3 In the event that no later than six months prior to the end of the Voting Term (as defined in the Amendment to the Formation Agreement) Elbit provides notice to Hillel Avni and Yossef (Joseph) Barath that the Voting Term will terminate on July 3, 2006, then at any meeting of the shareholders of the Company at which members of the Board are to be elected, or whenever members of the Board are to be elected by written consent, in each case occurring prior to the termination of the Voting Term, then, notwithstanding anything to the contrary contained herein, Elbit and the Alon Shareholder hereby agree to vote or act with respect to their shares so as to elect Yossef (Joseph) Barath as a member of the Board for so long as he is entitled to be appointed pursuant to the Formation Agreement.

     2.4 For the purposes of this Agreement, the term "Remaining Shares" shall mean 1,080,944 Ordinary Shares of the Company held by S.R. Master Investment
(2002) Ltd., 700,540 Ordinary Shares of the Company held by R.D. Master Investment (2002) Ltd. and 182, 405 shares of the Company held by Avner Shacham.

     3. MISCELLANEOUS

     3.1 FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.


                              Page 25 of 38 pages

     3.2 GOVERNING LAW; JURISDICTION. This Agreement shall be exclusively governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court.

     3.3 SUCCESSORS AND ASSIGNS; ASSIGNMENT. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, beneficiaries and administrators of the parties hereto.

     3.4 ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of all the parties hereto.

     3.5 NOTICES, ETC. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth above or at such other address as the party shall have furnished to each other party in writing in accordance with this provision or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 3.5 shall be effective (i) if mailed, seven (7) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

     3.6 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

     3.7 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

     3.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

     3.9 ASSIGNABILITY. Subject to Section 1 above, a party's rights and obligations pursuant to this Agreement may be transferred or assigned by such Shareholder to the transferee or assignee to whom all of the shares of the Company then held by such Shareholder are transferred or assigned in one or more series of transactions, provided that such transferee becomes party to this Agreement and the New Shareholders Agreement.

     4. EFFECTIVENESS AND TERMINATION. Notwithstanding anything to the contrary herein, this Agreement shall only become effective immediately prior to the cancellation of the Previous Agreement and shall terminate and be of no further force and effect immediately following the New Shareholders Agreement becoming effective.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ELBIT LTD.                                   ALTRO Warenhandels GmbH

By:      ________________________            By:      ________________________
Name:    ________________________            Name:    ________________________
Title:   ________________________            Title:   ________________________


                              Page 26 of 38 pages

NIR ALON                                     NIR ALON HOLDING GMBH
_____________________________                By:      ________________________
                                             Name:    ________________________
                                             Title:   ________________________

M.S. MASTER INVESTMENTS (2002) LTD.

By:      ________________________
Name:    ________________________
Title:   ________________________

     ======================================================================

                                                                       Exhibit 2

                             SHAREHOLDERS AGREEMENT

This Shareholders Agreement (the "AGREEMENT") is made as of this 21st day of February 2006 by and between (i) M.S.N.D. REAL ESTATE HOLDINGS LTD. ("MIVTACH");
(ii) NIR ALON ("NIR"); (iii) NIR ALON HOLDINGS GMBH, a company formed under the laws of Austria ("NIR ALON HOLDINGS" and, together with Nir, "NIR ALON"); (iv) ELBIT LTD., a company formed under the laws of the State of Israel ("ELBIT"); and (v) M.S. MASTER INVESTMENTS (2002) LTD., a company formed under the laws of the State of Israel ("MS"). (Nir Alon, Elbit and MS will be referred to collectively as the "FOUNDERS") (Founders, together with Mivtach, each, a "SHAREHOLDER" and, collectively, the "SHAREHOLDERS").

                                    RECITALS

A. The Founders are shareholders of Elbit Vision Systems Ltd. (the "COMPANY"), an Israeli public company whose shares are traded on the OTC Bulletin Board in N.Y, hold approximately 38 % of the Company's issued share capital;

B. Mivtach-Shamir Holdings Ltd. ("MIVTACH HOLDINGS") is entering into an Agreement (the "AGREEMENT") with the Company, pursuant to which Mivtach Holdings shall lend to the Company the sum of three million Dollars convertible into 6,000,000 Ordinary Shares of the Company subject to the terms and conditions of a Convertible Note and the Company shall grant to Mivtach Holdings a right (which has been assigned to Mivtach) to purchase from the Company up to an aggregate of 4,000,000 Ordinary Shares of the Company for a purchase price of $0.5 per share pursuant to the terms and conditions of a Warrant, everything as defined in the Agreement ("CN & W AGREEMENT");

C. Concurrently with the CN & W Agreement, Mivtach Holdings is entering into a Share Purchase Agreement with certain shareholders of the Company (the "SPA"), pursuant to the SPA and a letter dated February 21, 2006, Mivtach shall purchase 2,939,192 Ordinary Shares of the Company (the "PURCHASED SHARES") representing approximately 8% of the Company's issued share capital;

D. Concurrently with, and contingent upon, the closing of the CN & W Agreement, the closing of the SPA and the termination of an existing shareholders agreement dated March 28, 2001 as amended on September 8, 2004 (the "OLD SHAREHOLDERS AGREEMENT") (collectively, the "CLOSING"), the parties hereto wish this Agreement to become effective upon the terms more fully set forth herein;

IT IS HEREBY AGREED AS FOLLOWS:

     1.   BOARD OF DIRECTORS

          1.1 Following both (i) acquisition by Mivtach of Ordinary Shares of the Company upon full conversion of its debt under the Convertible Note, and (ii) notice by Mivtach within twenty four
               (24) months from the consummation of the CN&W Agreement (the "CONVERSION PERIOD") that this Agreement is effective, the Shareholders hereby agree to vote all of the Ordinary Shares now or hereafter owned by them, for the election to the Company's Board of Directors of: (i) two members designated by Mivtach, one of whom shall be nominated Chairman, (ii) one member designated by Nir Alon, (iii) one member designated by Elbit, (iv) one member designated by MS and (iv) subject to applicable law, two external directors whom the parties shall mutually recommend, provided that the designating Shareholder continues to hold or, with regards to MS, has the proxy to vote, 7.5% or more of the Company's issued share capital on a Fully Diluted Basis (the "7.5% THRESHOLD").


                              Page 27 of 38 pages

               Notwithstanding the foregoing, a reduction in a Shareholder's holdings below the 7.5% Threshold shall not be deemed to have occurred unless such reduction results from such Shareholder or, with regards to MS, MS or a holder of Remaining Shares, selling Ordinary Shares of the Company.

               If a Shareholder fails to meet the 7.5% Threshold (the "DECREASING SHAREHOLDER"), such Decreasing Shareholder's right to nominate directors to the Board of Directors shall be terminated and the right to nominate the same number of directors owned by the Decreasing Shareholder shall be granted to the Shareholder who at such time shall hold the largest number of shares of the Company.

               A Fully Diluted Basis in this Agreement shall mean - a theoretical increase of the Company's issued share capital assuming the exercise and/or conversion of the Convertible Note, the Warrant and all outstanding securities, options and warrants exercisable into shares of the Company.

               Remaining Shares in this Agreement shall mean - 1,080,944 shares of the Company held by S.R. Master Investment (2002) Ltd., 700,540 shares of the Company held by R.D. Master Investment
               (2002) Ltd. and 182, 405 shares of the Company held by Avner Shacham. 1,963,889 Company's shares in total.

          1.2 Following both (i) expiration of the Conversion Period without Mivtach's having converted the debt under the Convertible Note into Ordinary Shares of the Company, and (ii) notice by Mivtach prior to the expiration of the Conversion Period that this Agreement is effective, the Shareholders hereby agree to vote all of the Ordinary Shares now or hereafter owned by them, for the election to the Company's Board of Directors of: (i) two members designated by Nir Alon, one of whom shall be nominated Chairman,
               (ii) one member designated by Mivtach, (iii) one member designated by Elbit, (iv) one member designated by MS and (iv) subject to applicable law, two external directors whom the parties shall mutually recommend, provided that the designating Shareholder continues to hold or, with regards to MS, has the proxy to vote, 5% or more of the Company's issued share capital on a Fully Diluted Basis (the "5% THRESHOLD"). Notwithstanding the foregoing, a reduction in a Shareholder's holdings below the 5% Threshold shall not be deemed to have occurred unless such reduction results from such Shareholder or, with regards to MS, MS or a holder of Remaining Shares (as this term is defined in the SPA), selling Ordinary Shares of the Company.

               If a Shareholder fails to meet the 5% Threshold (the "DECREASING SHAREHOLDER"), such Decreasing Shareholder's right to nominate directors to the Board of Directors shall be terminated and the right to nominate the same number of directors owned by the Decreasing Shareholder shall be granted to the Shareholder who at such time shall hold the largest number of shares of the Company.

          1.3 Notwithstanding the foregoing, it is further agreed that if at any time prior to May 14, 2008, being the expiry date of the Elbit warrant period of the warrants granted to Elbit on May 14, 2004, Elbit shall hold less than the 7.5% Threshold or the 5% Threshold, as the case may be, excluding any reductions in Elbit's holdings as a result of sales of the Company's shares by Elbit, Elbit shall maintain its right to designate one member of the Board, until May 14, 2008. For the avoidance of doubt, the aforegoing shall in no way derogate from Elbit's right, at any time during the term of this Agreement (i.e. even after May 14, 2008) to nominated a director to the Company's Board pursuant to Sections 1.1 and 1.2 above.

          1.4 For the purpose of applying the 7.5% Threshold or 5% Threshold to MS, it is agreed that MS shall be considered to be the holder of all Ordinary Shares of the Company which are either held by MS or are Remaining Shares in respect of which MS shall be granted a proxy by such other shareholders to exercise their voting rights.

          1.5 No Shareholder, or any officer, director, shareholder or employee of such Shareholder, makes any representation or warranty as to the fitness or competence of the nominee of any other Shareholder to the Company's Board of Directors by virtue of its execution of this Agreement or by voting in accordance with the provisions of this Agreement. For the avoidance of doubt, each Shareholder (and the directors designated by it) shall be solely responsible for its compliance or the compliance of its designee(s) with the requirements and provisions of applicable law.

          1.6 The voting of Ordinary Shares of the Company pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.


                              Page 28 of 38 pages

          1.7 In the event of any share split, share dividend, recapitalization, reorganization or combination, the provisions of this Agreement shall apply also to any Ordinary Shares issued to the Shareholders with respect to, or in replacement of, their existing shareholdings in the Company.

     2.   RIGHT OF FIRST OFFER; TAG-ALONG

          2.1 Any Shareholder (the "SELLING PARTY") wishing to sell or otherwise transfer Ordinary Shares of the Company to a person or entity who is not a Permitted Transferee, as defined hereinafter, shall be required to first make an offer to the other Shareholders (each an "OFFEREE"), as set forth below.

          2.2 The Selling Party shall send each Offeree a written offer in which the Selling Party shall specify the following information (the "OFFER"): (i) the number of Ordinary Shares that the Selling Party proposes to sell or transfer (the "OFFERED SHARES"); (ii) a representation and warranty that the Offered Shares are free and clear of all pledges, debts, security interests and other third party interests; and (iii) the price that the Selling Party intends to receive in respect of the Offered Shares, which shall be stated in cash, together with the requested terms of payment thereof.

               The Offer shall constitute an irrevocable offer made by the Selling Party to sell to each Offeree the Offered Shares or to have such Offeree participate in such sale, on a pro rata basis all upon the terms specified in the Offer and as described below.

               For the purpose of this Section 2, the pro-rata portion of each Offeree shall mean a fraction of the Offered Shares of which the aggregate number of shares which are held by such Offeree immediately prior to the Offer, on an outstanding basis, shall be the numerator, and the aggregate number of shares which are held at that time by all the Offerees, on an outstanding basis shall be the denominator.

          2.3 If the Offer specifies that it is contingent upon the purchase of all of the Offered Shares, the Selling Party shall be entitled to refuse to transfer the Ordinary Shares pursuant to the Offer to an Offeree if, following compliance with Section 2.5 below, the Offerees do not wish to purchase all of the Offered Shares.

          2.4 Each Offeree will notify the Selling Party whether it (i) wishes to purchase all or any portion of such Offeree's pro-rata portion of the Offered Shares, (ii) wishes to participate in the sale to the third party, or (ii) does not wish to either purchase the Offered Shares or participate in the sale thereof. Such Offeree response must be received by the Selling Party within ten (10) days after receipt of the Offer by such Offeree ("OFFEREE'S NOTICE").

          2.5 If the aggregate number of Offered Shares accepted by the Offerees is less than the number of Offered Shares, then the Selling Party shall send a notice to the Offerees who accepted to purchase all the Shares offered to them that shall state the number of Offered Shares for which no acceptances were delivered ("NOTICE OF REMAINING OFFERED SHARES"). The Offerees who received a Notice of Remaining Offered Shares, may exercise an option to purchase any of the Offered Shares for which no acceptances were delivered upon the terms of the Offer. Acceptances for purchasing remaining Offered Shares must be received by the Selling Party within ten (10) days after receipt by the relevant Offerees of the Notice of Remaining Offered Shares.

          2.6 If the number of Offered Shares for which there are acceptances is, in the aggregate, equal to the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance.

          2.7 If the number of Offered Shares for which there are acceptances is, in the aggregate, more than the number of Offered Shares, then each of the accepting Offerees shall acquire the number of shares for which he delivered notice of acceptance, and each Offeree who sent acceptance to the Notice of Remaining Offered Shares (the "ACCEPTING OFFEREE") shall acquire such number of the Remaining Offered Shares that is equal to the Remaining Offered Shares multiplied by a fraction in which the number of shares held by such Accepting Offeree immediately prior to the Offer, on an outstanding basis, shall be numerator, and the aggregate number of shares which are held at that time by all Accepting Offerees on an outstanding basis shall be the denominator.

                              Page 29 of 38 pages

          2.8 The Offered Shares shall become the property of each Offeree who agreed to purchase the Offered Shares on the terms specified in the Offer, against payment of the consideration as specified in the Offer. If there remain any Ordinary Shares that have not been acquired by an Offeree and the Selling Party has not exercised its right to refuse to transfer any of the Offered Shares pursuant to the Offer (as set forth in Section 2.3), then subject to the Offeree's right under Section 2.9 below, the Selling Party may sell such remaining Ordinary Shares or, if it has exercised its right under Section 2.3, all Offered Shares to a third party, provided that such sale is consummated (i) in a bona fide transaction; (ii) at a price that is not lower than that specified in the Offer; (iii) subject to payment terms that are no more favorable to the purchaser than those specified in the Offer, all within a 90 day period from the expiry of the ten (10) day period; and (iv) provided that, if the sale is not carried out on the market and the transferee following such purchase will hold shares representing three percent (3%) or more of the Company's issued and outstanding share capital, the transferee of the Offered Shares shall become party to this Agreement.

          2.9 If an Offeree wishes to sell or otherwise transfer any or all of such Offeree's Ordinary Shares together with the Offered Shares being sold by the Selling Party, such Offeree (the "TAG ALONG SHAREHOLDER") shall, during such 10 day period, have the right to notify the Selling Party of its intention to exercise its Tag Along Right pursuant to this Section 2.9 (the "TAG ALONG NOTICE"). Following the Tag Along Notice, the Tag Along Shareholder shall add to the Ordinary Shares being sold by the Selling Party to such proposed purchaser thereof (the "PROPOSED PURCHASER") that number of Ordinary Shares which bears the same ratio to the total number of Ordinary Shares held by the Tag Along Shareholder, on an outstanding basis, as the ratio that the number of the Offered Shares bears to the Selling Party's total number of Ordinary Shares of the Company, on an outstanding basis, and upon the same terms and conditions under which the Selling Party's Ordinary Shares shall be sold.

               In the event that the Tag Along Shareholder exercises its rights hereunder, the Selling Party must cause the Proposed Purchaser to add such Ordinary Shares to the Offered Shares to be purchased by the Proposed Purchaser, as part of the sale agreement, or reduce the number of Ordinary Shares that it proposes to sell to the Proposed Purchaser (in which case, the Selling Party and the Tag Along Shareholder will contribute the identical portion of Ordinary Shares relative to their total shareholdings in the Company, calculated on an outstanding basis), and either conclude the transaction in accordance with such revised structure or withdraw from completing the transaction.

               Notwithstanding the above said, this Section 2.9 shall not apply to sales by MS of its shares of the Company.

          2.10 Notwithstanding the foregoing, the provisions of this Section 2 shall not apply to any transfer of Ordinary Shares by a Shareholder to its Permitted Transferees. For purposes of this Agreement, the term "PERMITTED TRANSFEREES" shall mean an entity controlled by, controlling, or under common control with the Selling Party. A transferee by operation of law shall not be considered Permitted Transferee.

               Notwithstanding anything set forth above, in the event that a banking institution realizes its pledge over shares of the Company held by a Shareholder and wishes to sell any or all of such shares, the other Shareholder whose shares of the Company are not being sold by such banking institution shall be granted a Right of First Offer with respect to such shares (in accordance with the provisions of Section 2.8 above) but shall not have the Tag-Along Right set forth in Section 2.9 above.

          2.11 Notwithstanding anything to the contrary in this Section 2, the Parties acknowledge that Elbit is under contractual obligation dated July 4, 1993 to Joseph Barath and Hillel Avni (the "OTHER PARTIES"), who are entitled to a right of first refusal with respect to any transfer of Ordinary Shares of the Company by Elbit. Accordingly any Offer made by Elbit to the Offerees, shall be made at the same time by Elbit to the Other Parties. In the event the Other Parties exercise such right, Elbit's Offer to the Offerees shall be deemed to be void. However, Elbit shall notify the Offerees of the waiver of the right by the Other Parties or the expiration of the notice period for such Other Parties to fully exercise such right and failure by both to fully exercise such right (the "ELBIT NOTICE"), in either case within 2 business days of receipt of such waiver or expiration of such notice period. Within 5 business days of receipt of the Elbit Notice each Offeree shall be entitled to exercise his option to purchased the Offered Shares either according to his Pro Rata fraction of the Offered Shares or any Remaining Offered Shares and the provisions of Section 2.8 shall apply.

          2.12 Notwithstanding the above, any sale/s of shares of the Company in the market in accordance with Rule 144 of the Securities Act of 1933, shall not be subject to any of the restrictions on transfer set forth in this Section 2.


                              Page 30 of 38 pages

     3.   TERM OF THE AGREEMENT

          3.1 This Agreement shall be signed at the Closing and shall enter into force upon written notice by Mivtach to the other Shareholders. Notwithstanding the above said, this Agreement shall be null and void and have no effect in the event that Mivtach shall not have delivered such notice prior to the expiration of the Conversion Period as defined in the CN &W.

          3.2 A Shareholder whose holdings of Ordinary Shares of the Company (which holdings, in the case of MS, shall including any holdings of Remaining Shares, shall fall below 5% of the Company's issued share capital on a Fully Diluted Basis, shall, as from the time of such change, automatically cease to be a party to this Agreement. Any such event shall have no effect on the validity of the Agreement between the other Shareholders.

     4.   MISCELLANEOUS

          4.1  The Preamble constitutes an integral part of this Agreement.

          4.2 Each Shareholder shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

          4.3 This Agreement shall be governed by the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

          4.4 All notices required or permitted hereunder to be given to a party pursuant to this Agreement shall be in writing and shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, or (iii) if delivered by air mail, five business days following the date it was sent, to such party's address as set forth below or at such other address as such party shall have furnished to each other party in writing in accordance with this provision:

               if to Mivtach:    Mivtach Holdings Ltd.
                                 27 Habarzel St., Atidim, Tel-Aviv 69710
                                 Tel: 03-7684949
                                 Fax: 03-6442099

               if to Nir Alon: Barbenbergerstrasse 9/16 - 1010 Vienna, Austria

               if to Elbit: 3 Azrieli Center, 42nd Floor, Triangle Building, Tel Aviv, 67023

               if to MS:         8 Sigalit Street
                                 Rosh Haayin 48581

          4.5 Nothing contained in this Agreement shall be deemed to grant any right to any person or entity that is not a party to this Agreement.

          4.6 Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

          4.7 Section headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

          4.8 This Agreement, together with the documents expressly referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to such subject matter.


                              Page 31 of 38 pages

          4.9 No modification, amendment or waiver (each, a "MODIFICATION") of any provision of this Agreement will be effective against any party to this Agreement unless such Modification is approved in writing by such party. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

          4.10 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

          4.11 Subject to Section 2 above, a Shareholder's rights and obligations pursuant to this Agreement may be transferred or assigned by such Shareholder to the transferee or assignee to whom all of the shares of the Company then held by such Shareholder are transferred or assigned in one or more series of transactions, provided that such transferee becomes party to the Agreement.

          4.12 Elbit's holding in the Company held indirectly through Water Technologies Ltd. shall be aggregated with those shares of the Company held directly by Elbit for the purposes of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement one or more counterparts, as of the date first above written.

_________________________________
M.S.N.D. REAL ESTATE  HOLDINGS LTD.

Name     Meir Shamit & Limor Avidor
Title    Chairman & COO and Corporate Secretary

_____________________________               ____________________________
NIR ALON                                    ELBIT LTD.
                                            By____________________
                                            Name__________________
                                            Title___________________

_____________________________               ___________________________________
NIR ALON HOLDINGS GMBH                      M.S. MASTER INVESTMENTS (2002) LTD.
By____________________                      By____________________
Name__________________                      Name__________________
Title___________________                    Title___________________

     ======================================================================

                                                                       Exhibit 3

                      [FORM OF FACE OF WARRANT CERTIFICATE]

                            ELBIT VISION SYSTEMS LTD.

No. PAW                                                   __________ Warrants
                                                          CUSIP M37576119

VOID AFTER _______, 2008

WARRANT CERTIFICATE FOR PURCHASE OF ORDINARY SHARES

This certifies that FOR VALUE RECEIVED ________________________________________
or registered assigns (the "Warrant Holder") is the owner of the number of Warrants ("Warrants") specified above. Each Warrant represented hereby initially entitles the Warrant Holder to purchase, subject to the terms and conditions set forth in this Warrant Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable Ordinary Share ("Ordinary Share"), of Elbit Vision Systems Ltd., a company organized under the laws of Israel (the "Company"), at any time between the date of this Warrant Certificate and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the corporate office of American Stock Transfer & Trust Company as Warrant Agent, or its successor ("the Warrant Agent"), accompanied by payment of $0.35 (the "Exercise Price") in lawful money of the United States of America by official bank or certified check made payable to the order of American Stock Transfer & Trust Company as Warrant Agent.


                              Page 32 of 38 pages

This Warrant Certificate and each Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated July 9, 2004 by and among the Company and the Warrant Agent.

In the event of certain contingencies provided for in the Warrant Agreement, the number of Ordinary Shares subject to purchase upon the exercise of each Warrant represented hereby is subject to modification or adjustment.

Each Warrant represented hereby is exercisable at the option of the Warrant Holder, but no fractional Ordinary Shares will be issued. In the case of the exercise of less than all the Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate, which the Warrant Agent shall countersign, for the balance of such Warrants.

The term "Expiration Date" shall mean 5:00 P.M. (Eastern Standard time) on July 16, 2008. The Company shall not be obligated to deliver any Ordinary Shares pursuant to the exercise of the Warrants represented hereby unless a registration statement under the Securities Act of 1933, as amended, with respect to such Ordinary Shares is effective. The Company has covenanted to use its reasonable efforts to maintain the effectiveness of a registration statement or statements with respect to such Ordinary Shares for so long as any of the Warrants are outstanding. The Warrants represented hereby shall not be exercisable by a Warrant Holder in any state or country where such exercise would be unlawful.

The Warrant Holder is responsible for all taxes and other governmental charges that may be imposed in connection with the exercise of the Warrants represented by this Warrant Certificate.

Subject to the terms and conditions of the Warrant Agreement, this Warrant Certificate is exchangeable, upon the surrender hereof by the Warrant Holder at the corporate office of the Warrant Agent, for a new Warrant Certificate to represent such number of Warrants as shall be designated by such Warrant Holder at the time of such surrender.

Prior to the exercise of any Warrant represented hereby, the Warrant Holder shall not, as such, be entitled to any rights of a shareholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement. The Warrant Holder shall be entitled to vote at a meeting of Warrant holders called to approve an amendment to the Warrant Agreement as provided in Section 13 thereof.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Warrants will be determined by the Company, and its determinations will be final and binding. The Company, at its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Warrant by reason of any defect or irregularity in such exercise. Payments of the exercise price will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. The Company will not be under any duty to notify the Warrant Holder of any defect or irregularity in connection with the exercise of the Warrant or incur any liability for failure to give such notification.

THIS WARRANT CERTIFICATE IS NOT VALID UNLESS COUNTERSIGNED BY THE WARRANT AGENT.

THIS WARRANT CERTIFICATE MAY NOT BE TRANSFERRED, ASSIGNED OR TRADED.

AN EXERCISE OF THIS WARRANT SHALL BE FINAL AND MAY NOT BE REVOKED.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile, by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.

Dated: ____________________

ELBIT VISION SYSTEMS LTD.

By: ______________________________
By: ______________________________

[seal]

Countersigned:

AMERICAN STOCK TRANSFER & TRUST COMPANY
as Warrant Agent

By ___________________________
Authorized Officer


                              Page 33 of 38 pages

                    [FORM OF REVERSE OF WARRANT CERTIFICATE]

                                SUBSCRIPTION FORM
       To Be Executed by the Warrant Holder in Order to Exercise Warrants

The undersigned Warrant Holder hereby irrevocably elects to exercise _______ Warrants represented by this Warrant Certificate, and to purchase the Ordinary Shares issuable upon the exercise of such Warrants, and requests that certificates for such Ordinary Shares shall be issued in the name of:

            PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

                  --------------------------------------------
                  --------------------------------------------
                  --------------------------------------------
                     [please print or type name and address]

and be delivered to

                  --------------------------------------------
                  --------------------------------------------
                  --------------------------------------------
                     [please print or type name and address]

and if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Warrant Holder at the address stated below.

Dated:______________________, 200__

X________________________________

_________________________________
Name

_________________________________
Address

_________________________________
Taxpayer Identification Number

                                              Signature Guaranteed By:

                                  _____________________________________________
                                  THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN
                                  ELIGIBLE GUARANTOR INSTITUTION (BANKS,
                                  STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS)
                                  WITH MEMBERSHIP IN AN APPROVED SIGNATURE
                                  GUARANTEE MEDALLION PROGRAM, PURSUANT TO
                                  S.E.C. RULE 17Ad-15.

     ======================================================================

                                                                       Exhibit 4

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.


                              Page 34 of 38 pages

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                           Very truly yours,


                                                              (signed)
                                                              Elbit Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 5

                                  June 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                      Very truly yours,

                                                           (signed)
                                                Elron Electronic Industries Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 6

                                  June 6, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,


                                                            (signed)
                                                IDB Development Corporation Ltd.

A g r e e d:

             (signed)
Discount Investment Corporation Ltd.


                              Page 35 of 38 pages

                                                                       Exhibit 7

                                  June 6, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,

                                                             (signed)
                                                    IDB Holding Corporation Ltd.

A g r e e d:

            (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 8

                                  June 6, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

         Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a
Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

         DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                           Very truly yours,

                                                               (signed)
                                                             Nochi Dankner

A g r e e d:

           (signed)
Discount Investment Corporation Ltd.


                              Page 36 of 38 pages

                                                                       Exhibit 9

                                  June 6, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                              Very truly yours,

                                                                  (signed)
                                                               Shelly Bergman

A g r e e d:

           (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                      Exhibit 10

                                  June 6, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                           Very truly yours,

                                                               (signed)
                                                              Ruth Manor

A g r e e d:

           (signed)
Discount Investment Corporation Ltd.


                              Page 37 of 38 pages

                                                                      Exhibit 11

                                  June 6, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Elbit Vision Systems Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                Avraham Livnat

A g r e e d:

          (signed)
Discount Investment Corporation Ltd.


                              Page 38 of 38 pages